Exhibit 99.1

Press release

XPeng Announces Vehicle Delivery Results for March and First Quarter 2021

04/01/2021

•	5,102 vehicles delivered in March 2021, a 384% increase year-over-year and a 130% increase month-over-month

•	Record quarterly delivery of 13,340 vehicles in 1Q 2021, representing a 487% increase year-over-year

GUANGZHOU, China – XPeng Inc. (“XPeng” or the “Company”, NYSE: XPEV), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for March and the first quarter 2021.

Xpeng delivered a total of 5,102Smart EVs in March 2021, consisting of 2,855 P7s, the Company’s sports smart sedan, and 2,247 G3s, its smart compact SUV. The Company’s March deliveries represent a 384% increase year-over-year and a 130% increase from the previous month.

The Company achieved record quarterly deliveries of 13,340 Smart EVs in the first quarter of 2021, representing a 487% increase year-over-year, demonstrating its robust growth momentum despite the seasonal industry-wide slowdown in car sales.

The Company attributed the record quarterly deliveries to its growing brand recognition and product appeal, expanded product portfolio and its relentless efforts in broadening sales, marketing and supercharging service networks across China.

In March 2021, the Company reached the benchmark of delivering cumulative 50,000 Smart EVs and started deliveries of its P7 Wing edition which was unveiled in November last year. The Company also launched lithium iron phosphate, or LFP, battery-powered G3 SUVs and P7 sedans in China, anticipating deliveries to begin in April and May, respectively. Powered by its proprietary Navigation Guided Pilot, XPeng successfully completed China’s longest autonomous driving expedition in March, setting records for autonomous driving in the production vehicle category. XPeng plans to unveil its third production model in the second quarter 2021, with deliveries planned in the fourth quarter 2021.

About Xpeng

Xpeng is a leading Chinese smart electric vehicle company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers in China. Its mission is to drive Smart EV transformation with technology and data, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, Xpeng develops in-house its full-stack autonomous driving technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrification/electronic architecture. Xpeng is headquartered in Guangzhou, China, with offices in Beijing, Shanghai, Silicon Valley and San Diego. The Company’s Smart EVs are manufactured at plants in Zhaoqing and Zhengzhou, located in Guangdong and Henan provinces, respectively. For more information, please visit https://en.xiaopeng.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Xpeng’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Xpeng’s goal and strategies; Xpeng’s expansion plans; Xpeng’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; Xpeng’s expectations regarding demand for, and market acceptance of, its products and services; Xpeng’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Xpeng’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Xpeng does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

For Investor Enquiries:

IR Department

Xpeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

The Piacente Group

Tel: +1-212-481-2050 or +86-10-6508-0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

Marie Cheung

Xpeng Inc.

Tel: +852-9750-5170 or +86-1550-7577-546

Email: mariecheung@xiaopeng.com

Source: Xpeng Inc.